Management Report

Eliot's Adult Nut Butters
For the period ended December 31, 2017

Prepared on
April 18, 2018

Table of Contents

Profit and Loss

January - December 2017

	Total
INCOME	
Discounts Given	-11,942.23
Sales of Product Income	4,238.10
Sales Revenue	247,438.07
Square Income	13,171.00
Total Income	**252,904.94**
COST OF GOODS SOLD	
Cost of Goods Sold	
COGS - Postage/Mailing	16,503.49
Third Party Delivery	531.88
Total COGS - Postage/Mailing	**17,035.37**
COGS - Shipping Supplies	4,869.19
Merchant Service Fees	923.43
PayPal Fees	272.62
Square Fees	565.35
Total Merchant Service Fees	**1,761.40**
Total Cost of Goods Sold	**23,665.96**
Purchases	
COGS - Food Purchases	92,256.41
COGS - Packaging Costs	33,918.54
COGS - Vendor Discounts	-207.09
Total Purchases	**125,967.86**
Total Cost of Goods Sold	**149,633.82**
GROSS PROFIT	**103,271.12**
EXPENSES	
Advertising/Promotion	25.00
Advertising & Marketing	5,804.81
Promotional Supplies	764.36
Social Media Storage	42.36
Trade Shows & Sales Events	
Supplies for Events	803.19
Trade Show	11,661.94
Total Trade Shows & Sales Events	**12,465.13**
Total Advertising/Promotion	**19,101.66**
Amazon charges	
Co op Deductions	1,871.85
Damage Allownace	178.26
Dunnage not compliant	25.00
Fuliflllment/Distributor Shipping Cost	1,091.54
Late PO acknowledgement	1.46
Misc Charge	102.83
On-Time Non-Compliance	39.14

	Total
Overweight Carton	100.00
Shortage Claim	-636.39
Total Amazon charges	**2,773.69**
Automobile Expenses	0.00
Mileage reimbursement	3,701.13
Total Automobile Expenses	**3,701.13**
Bank Charges Exp	460.58
Credit Card Late Fee	2,849.24
Total Bank Charges Exp	**3,309.82**
Charitable Contributions	60.00
Deprec and Amort Expense	279.00
Dues & Subscriptions	465.00
Insurance Expense	3,888.90
Legal & Professional Fees Exp	
Attorney/Law Fee	1,838.14
Bookkeeping & Accountancy Fee	3,875.66
Consultancy	224.19
Fundbox Fees	1,725.05
Payroll Fees Exp	888.00
Total Legal & Professional Fees Exp	**8,551.04**
Meals and Entertainment	2,023.21
Meeting Meal	90.19
Travel Meals	1,592.60
Total Meals and Entertainment	**3,706.00**
Office Expenses	131.49
Computer Expense	1,900.14
Office Supplies	1,168.94
Software/Web	2,631.82
Total Office Expenses	**5,832.39**
Payroll Expenses	
Gross Wages Exp	58,539.55
Payroll Taxes Exp	5,929.87
Total Payroll Expenses	**64,469.42**
Rent or Lease Exp	15,516.00
Repair & Maintenance	121.61
Research & Product Development	296.83
Taxes and Licenses	
Licenses/Tax Exp	650.57
Registration	894.76
Total Licenses/Tax Exp	**1,545.33**
Total Taxes and Licenses	**1,545.33**
Travelling	13.95
Accommodation	814.09
Parking Expense	405.53

	Total
Travel Expense	9,434.34
Total Travelling	**10,667.91**
Uncategorized Expense	66.48
Total Expenses	**144,352.21**
NET OPERATING INCOME	**-41,081.09**
OTHER INCOME	
Interest Earned	17.02
Total Other Income	**17.02**
OTHER EXPENSES	
Interest Expense	7,337.74
Finance Charges	1,827.22
Total Interest Expense	**9,164.96**
Miscellaneous	69.90
Total Other Expenses	**9,234.86**
NET OTHER INCOME	**-9,217.84**
NET INCOME	**$ -50,298.93**

Balance Sheet

As of December 31, 2017

	Total
ASSETS	
Current Assets	
Bank Accounts	
Business Checking	6,131.58
Capital One Checking 5905	2,669.91
Capital One Savings 5914	40,016.88
Petty Cash	371.75
Total Bank Accounts	**49,190.12**
Accounts Receivable	
Accounts Receivable (A/R)	18,640.71
Total Accounts Receivable	**18,640.71**
Other Current Assets	
Inventory Asset	19,669.60
Total Other Current Assets	**19,669.60**
Total Current Assets	**87,500.43**
Fixed Assets	
Accum Deprec and Amort	-5,507.00
Equipment	5,872.54
Loan Fees	2,546.58
Total Fixed Assets	**2,912.12**
TOTAL ASSETS	**$90,412.55**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AA CitiBusiness Credit Card	12,085.60
AmEx Green Card	2,876.35
AmEx Plum Card	10,496.24
Capital One Card	31.77
PayPal Line of Credit	6,053.79
Total Credit Cards	**31,543.75**
Other Current Liabilities	
Fundbox Invoice Advances	403.20
Loan Payable	0.00
Loan Payable - Swift	17,602.00
Personal Loan	51,488.92
Square (working Capital)	738.45
Total Loan Payable	**69,829.37**
Payroll Liabilities	0.00
OR Employment Taxes	437.07
Total Payroll Liabilities	**437.07**

	Total
WEFUNDER (crowdfunding)	84,886.00
Total Other Current Liabilities	**155,555.64**
Total Current Liabilities	**187,099.39**
Total Liabilities	**187,099.39**
Equity	
Owner Capital	-45,064.32
Owner Contribution	3,159.88
Owner Draw	-4,483.47
Net Income	-50,298.93
Total Equity	**-96,686.84**
TOTAL LIABILITIES AND EQUITY	**$90,412.55**